Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of March 31, 2024 and for the three months ended March 31, 2024 and 2023 and the notes thereto from our Form 6-K filed with the U.S. Securities and Exchange Commission, or the “SEC” on May 21, 2024, and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 26, 2024 and any amendments thereto, if any, or the “2023 Form 20-F.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key information—D. Risk Factors” of our 2023 Form 20-F.

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Three Months Ended March 31,
	2024	2023
Operating Metrics (Unaudited)
Total Client Assets (in R$ billions)	1,141	954
Total Net Inflow (in R$ billions)	15	16
Annualized Retail Take Rate	1.24%	1.21%
Active clients (in thousands)	4,587	3,966
Headcount (EoP)	6,579	6,146
Total Advisors (1)(in thousands)	17.7	15.3
Retail DATs (in millions)	2.2	2.4
Retirement Plans Client Assets (in R$ billions)	73	62
Cards TPV (in R$ billion)	11.3	8.6
Loan Portfolio (in R$ billion)	22.5	17.5

Financial metrics (in R$ millions)
Gross revenue and income	4,270	3,326
Retail (2)	3,131	2,569
Institutional	354	332
Corporate & Issuer Services(2)	509	266
Other	276	158
Total revenue and income	4,053	3,134
Gross Margin (%)(3)	67.5%	65.4%
EBT	1,088	816
EBT Margin (%)(4)	26.9%	26.0%
Net Income	1,030	796
Net Margin (%)(5)	25.4%	25.4%

(1)	Total Advisors connected to XP, which includes IFAs, XP employees who offer advisory services, Registered Investment Advisors, which includes consultants and wealth managers, among others.

(2)	Revenues associated with corporate clients, companies with annual revenues above R$700 million, were segregated from retail clients, which include individuals and companies with lower revenues. The change was motivated by the growth of the Corporate business, which was irrelevant until the end of 2021 and gained traction throughout 2022. Revenue from Corporate clients is being reported in Corporate & Issuer Services.

(3)	Calculated as total revenue and income less operating costs, including expected credit losses, and divided by total revenue and income.

(4)	Calculated as income before income tax divided by total revenue and income.

(5)	Calculated as Net Income divided by total revenue and income.

The following table sets forth additional business metrics as of and for the periods indicated, related to Retail AUM (as defined in our 2023 Form 20-F). These supplemental business metrics are presented to assist investors to better understand our business and how it operates.

	As of and for the Three Months Ended March 31,
	2024	2023
Retail – AUM (in R$ billions)	126.4	135.5
Mutual and Hedge Funds	65.6	64.5
Hedge Funds (Fundo de Investimento Multimercado)	29.5	32.3
Equity Funds (Fundo de Investimento em Ações)	4.7	4.7
Fixed Income Funds (Fundo de Investimento Renda Fixa)	28.6	24.9
Other Funds	2.9	2.6
Private Equity Funds	3.0	2.7
Exclusive Funds	29.1	36.5
Retirement Plans Funds	23.4	19.0
Investment Clubs	2.3	2.2
Managed Portfolios	2.9	10.6
Total Retail – AUM as a % of Client Assets (%)	12.5%	15.9%
Retail – AUM Weighted Average Management Fee (% p.a.)	0.5%	0.5%
Mutual and Hedge Funds	0.5%	0.5%
Hedge Funds (Fundo de Investimento Multimercado)	0.6%	0.7%
Equity Funds (Fundo de Investimento em Ações)	1.0%	1.0%
Fixed Income Funds (Fundo de Investimento Renda Fixa)	0.3%	0.3%
Other Funds	0.5%	0.5%
Exclusive funds	1.7%	1.7%
Retirement Plans	0.3%	0.3%
Private Equity Funds	0.5%	0.6%
Investment Clubs	0.5%	0.6%
Managed Portfolios	0.4%	0.4%
Total management fees, gross of taxes (in R$ millions)(1)	411.0	382.0
From funds and portfolios managed by our asset managers	218.0	222.0
% of total management fees	53%	58%
From third party funds (distribution fees)	193.0	160.0
% of total management fees	47%	42%

(1)	Consist of (i) fixed and performance-based management fees from mutual funds managed by our asset managers and sold to our retail clients; (ii) fees from distributions (rebates from fixed and performance-based management fees) of funds managed by third-party asset managers to our retail clients; and (iii) fixed management fees from XP Advisory managed portfolios and exclusive funds for high net worth retail clients.

The chart below sets forth our loan portfolio and NPL (non-performing loan) over 90-days for the periods indicated.

We have a diversified and adequate funding mix with robust liquidity. The chart below sets forth our eligible quality liquid assets and liquidity coverage ratio, from March 31, 2023 through March 31, 2024, as well as our indebtedness profile as of March 31, 2024.

(1)	Company Data based on Brazilian Central Bank Methodology.

Moreover, the chart below sets forth our debt maturity profile as of March 31, 2024.

Review of Results for the Three Months Ended March 31, 2024

Retail – Our number of active clients increased 16%, from 3,966 thousand as of March 31, 2023 to 4,587 thousand as of March 31, 2024. The daily average trades for the three months ended March 31, 2024 was 2.2 million, 9% lower compared with the three months ended March 31, 2023. Driven by a monthly average net inflow of R$4.8 billion, our Total Client Assets increased 20% from R$954 billion as of March 31, 2023 to R$1,141 billion as of March 31, 2024. Our AUM decreased 7%, from R$135 billion as of March 31, 2023 to R$126 billion as of March 31, 2024 (12% of our Total Client Assets). Retail Gross Total Revenues increased 22% from R$2,569 million for the three months ended March 31, 2023 to R$3,131 million for the three months ended March 31, 2024, attributable mostly to (1) growth in the client base and total Client Assets and (2) increased performance from products such as fixed income and credit cards.

Institutional – gross revenues totaled R$354 million for the three months ended March 31, 2024, a 7% increase from R$332 million for the three months ended March 31, 2023, mainly due to an increase in trading activity and results from our fixed income, currency and commodities desk.

Corporate & Issuer Services – gross revenues totaled R$509 million for the three months ended March 31, 2024, a 91% increase from R$266 million for the three months ended March 31, 2023. This increase was attributable to a strong performance in Debt Capital Markets (DCM). The robust activity in DCM was driven by favorable market conditions that allowed the company to capitalize on high demand for debt financing solutions, thereby securing substantial deal flow and revenue. This increase in revenue was pivotal in offsetting the weaker results from Equity Capital Markets (ECM), which continued to underperform due to less favorable conditions in the equity issuance landscape.

As a result, our total revenue and income increased 29.3%, from R$3,134 million for the three months ended March 31, 2023 to R$4,053 million for the three months ended March 31, 2024. Gross margin increased from 65.4% to 67.5%, mainly due to a better revenue mix. The three months ended March 31, 2024 was also marked by an increase in technology solutions associated with new products, infrastructure and also in expanding our employee base. Selling expenses increased 114.5% to R$32 million for the three months ended March 31, 2024, compared to R$15 million for the three months ended March 31, 2023, driven mainly by investments in brand awareness and marketing campaigns. Administrative expenses increased 32.7% to R$1,452 million for the three months ended March 31, 2024, compared to R$1,094 million for the three months ended March 31, 2023, driven mainly by higher personnel expenses and data processing expenses. The increase in expenses and revenue growth resulted in a 33.4% higher income before income tax. Our tax expense was R$39 million higher in the period, resulting in a higher net income, from R$796 million for the three months ended March 31, 2023 to R$1,030 million for the three months ended March 31, 2024, and a stable net margin of 25.4%.

Results of Operations

Three Months Ended March 31, 2024, Compared to the Three Months Ended March 31, 2023

The following table sets forth our income statement data for the three months ended March 31, 2024 and 2023:

	For the Three Months Ended March 31,
	2024	2023	Variation (%)
	(R$ millions, except for percentages)
Income Statement Data
Net revenue from services rendered	1,624	1,346	21%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	227	502	(55)%
Net income from financial instruments at fair value through profit or loss	2,202	1,286	71%
Total revenue and income	4,053	3,134	29%
Operating costs and expenses
Operating costs	(1,219)	(1,017)	20%
Selling expenses	(32)	(15)	115%
Administrative expenses	(1,452)	(1,094)	33%
Other operating income expenses, net	9	19	(51)%
Expected credit losses	(97)	(68)	43%
Interest expense on debt	(181)	(163)	11%
Share of profit or (loss) in joint venture and associates	7	19	(63)%
Income before income tax	1,088	816	33%
Income tax expense	(59)	(20)	192%
Net income for the period	1,030	796	29%

Total revenue and income

Total revenue and income for the three months ended March 31, 2024 was R$4,053 million, an increase of R$919 million, or 29%, from R$3,134 million for the three months ended March 31, 2023. Net revenues from services rendered represented R$278 million of the increase in total revenue and income, driven by:

•	a R$241 million increase in revenue from securities placements, primarily attributable to the increase in mandates where we acted as placement agents or underwriters for third-party transactions in the domestic and international capital markets. Despite the unfavorable scenario for equity capital markets, our debt capital markets revenue has been more relevant, as we believe it tends to be less volatile in different macroeconomic scenarios;

•	a R$29 million increase in management fees, as a result of fees from distributions (rebates from management fees) of funds managed by third-party asset managers and management fees attributable to funds managed by third parties (fees from distributions), which increased from 42% of total management fees for the three months ended March 31, 2023 to 47% for the three months ended March 31, 2024, or R$193 million, while management fees attributable to funds and portfolios managed by our asset managers decreased from 58% of total management fees for the three months ended March 31, 2023, to 53%, for the three months ended March 31, 2024, or R$218 million. For the three months ended March 31, 2024, 3% of management fees were performance-based and 97% were non-performance-based (i.e., fixed annual fees);

•	a R$19 million increase in banking fees, mainly related to interchange fees received in credit card transactions, due to the greater volume of these transactions;

•	a R$14 million increase in other services; and

•	a R$8 million increase in insurance brokerage fees, driven by a higher sale of retirement plans and insurance products to retail clients;

•	net of a R$34 million increase in taxes and contributions on services.

Net income from financial instruments represented R$641 million of the increase in total revenue and income, driven by the growth in our retail investment distribution platform, mainly driven by Fixed Income (Retail Client Assets grew 19%) and our Corporate business.

Operating costs and expenses

Operating costs. Operating costs for the three months ended March 31, 2024 were R$1,219 million, an increase of R$202 million, or 20%, from R$1,017 million for the three months ended March 31, 2023. This increase was primarily attributable to a R$131 million increase in costs relating to commissions and incentives payable to our IFAs as part of the growth of our omni-channel distribution network, and a R$35 million increase in clearinghouse fees. As a percentage of total revenue and income, our operating costs decreased to 30.1% for the three months ended March 31, 2024, compared to 32.4% for three months ended March 31, 2023.

Selling expenses. Selling expenses for the three months ended March 31, 2024 were R$32 million, an increase of R$17 million, or 115%, from R$15 million for the three months ended March 31, 2023, due to higher investments in brand awareness and marketing campaigns.

Administrative expenses. Administrative expenses for the three months ended March 31, 2024 were R$1,452 million, an increase of R$358 million, or 33%, from R$1,094 million for the three months ended March 31, 2023. This increase was primarily attributable to:

•	a R$247 million, or 33%, increase in personnel expenses related to an increase in total employee headcount from 6,146 for the three months ended March 31, 2023, to 6,579 for the three months ended March 31, 2024;

•	a R$55 million, or 35%, increase in data processing expenses, mainly related to consultancy and data services in connection with the operation and maintenance of our platform’s software; and

•	a R$18 million, or 84%, increase in amortization of intangible assets.

Other operating income (expenses), net. We recorded other operating income, net of R$9 million for the three months ended March 31, 2024, compared to other operating income of R$19 million for the three months ended March 31, 2023.

Income before income taxes

As a result of the foregoing, income before income taxes for the three months ended March 31, 2024 were R$1,088 million, an increase of R$272 million, or 33%, from R$816 million for the three months ended March 31, 2023.

Income tax expense

Income tax expense for the three months ended March 31, 2024 was R$59 million, a increase of R$39 million, or 192%, from R$20 million for the three months ended March 31, 2023. This increase was attributable to an increase in our effective tax rate to 5.4% for the three months ended March 31, 2024, from 2.5% for the three months ended March 31, 2023, as a result of revenues at the level of entities and investment funds which adopt different taxation regimes according to the applicable rules in their jurisdictions.

Net income for the period

As a result of the foregoing, net income for the three months ended March 31, 2024 was R$1,030 million, an increase of R$234 million, or 29%, from R$796 million for the three months ended March 31, 2023.

Liquidity and Capital Resources

As of March 31, 2024, we had R$5,093 million in cash and cash equivalents. We believe that our current available cash and cash equivalents and the cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months.

The following table shows the generation and use of cash for the periods indicated:

	For the Three Months Ended March 31,
	2024	2023
	(R$ millions)
Cash Flow Data
Income before income tax	1,088	816
Adjustments to reconcile income before income tax	649	99
Income tax paid	(268)	(158)
Interest paid	(10)	(7)
Changes in working capital assets and liabilities	(4,805)	2,678
Net cash flows from (used in) operating activities	(3,346)	3,428
Net cash flows from (used in) investing activities	(717)	9
Net cash flows from (used in) financing activities	(64)	(809)

Our cash and cash equivalents include cash on hand, interbank certificate deposits with banks and other highly liquid securities purchased under agreements to resell with original maturities of nine months or less, which have an immaterial risk of change in value. For more information, see note 6 to our audited consolidated financial statements included in our 2023 Form 20-F.

Net cash flows from (used in) operating activities

Our net cash flows used in operating activities for the three months ended March 31, 2024 totaled R$3,346 million compared to net cash from operating activities of R$3,428 million in the three months ended March 31, 2023, primarily driven by: (1) higher balance of securities and derivatives that we hold in the ordinary course of our business as a retail investment distribution platform and as an institutional broker-dealer (with respect to the sale of fixed income securities and structured notes); (2) our strategy to allocate excess cash and cash equivalents from treasury funds, from Float Balances and from retirement plans balances to securities and other financial assets. These balances may fluctuate substantially from quarter to quarter and were the key drivers to the net cash flow from operating activities figures; and (3) other financial assets and liabilities as foreign exchange and energy operations portfolios, structured financing, credit card operations, among others. Our income before tax combined with non-cash expenses consisted primarily of (a) net foreign exchange differences of R$160 million in three months ended March 31, 2024 and R$210 million in the three months ended March 31, 2023, (b) share-based plan of R$145 million in the three months ended March 31, 2024 and R$38 million in the three months ended March 31, 2023, (c) interest accrued of R$183 million in the three months ended March 31, 2024 and R$154 million in the three months ended March 31, 2023, and (d) depreciation and amortization of R$68 million in the three months ended March 31, 2024 and R$48 million in the three months ended March 31, 2023. The total amount of adjustments to reconcile income before income taxes was R$649 million in the three months ended March 31, 2024 and R$99 million in the three months ended March 31, 2023.

Net cash flows from (used in) investing activities

Our net cash flows from investing activities for the three months ended March 31, 2023 totaled R$9 million compared to net cash flows used in investing activities of R$717 million in the three months ended March 31, 2024, primarily driven by: (1) R$670 million in investments in subsidiaries, associates and joint ventures, mostly related to our asset management strategy, which increased from R$0 in the three months ended March 31, 2023; and (2) R$47 million in investments in intangible assets and property plants and equipment, mostly IT infrastructure and capitalized software, which increased from R$10 million in the three months ended March 31, 2023.

Net cash flows from (used in) financing activities

Our net cash flows used in financing activities decreased from R$809 million in the three months ended March 31, 2023 to R$64 million in the three months ended March 31, 2024, primarily due to the acquisition of treasury shares under our share buyback program in the total amount of R$916 million during the three months ended March 31, 2023.

Indebtedness

As of March 31, 2024, we had R$2,267 million in outstanding loans, R$265 million in lease liabilities, R$2,885 million in outstanding debentures and R$3,690 million in senior notes issued by us. As of March 31, 2024, we were in compliance with all the covenants related to our indebtedness.

Capital Expenditures

In the three months ended March 31, 2024 and 2023, we made capital expenditures of R$47 million and R$10 million, respectively. Total capital expenditures as a percentage of total net revenue and income were 1.2% in the three months ended March 31, 2024 and 0.3% in the three months ended March 31, 2023. These capital expenditures mainly include expenditures related to the upgrade and development of our IT systems, software and infrastructure, and the expansion of our office spaces due to accelerated growth in employee headcount.

We expect to increase our capital expenditures to support the growth in our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Off-Balance Sheet Arrangements

As of March 31, 2024, the off-balance sheet arrangements total an amount of R$9,026 million (compared to R$8,912.7 million as of December 31, 2023). The off-balance sheet arrangements refer to credit card limits granted and not used by our customers. The amounts granted are linked to the value of customers’ assets held in guarantee by XP, and may vary daily according to the variation in the credit risk of our customers, as well as the variation in the value of the guarantees. Besides that, we offer to our customers other types of collateral agreements, such as letters of guarantee.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and foreign currency fluctuations. Information relating to quantitative and qualitative disclosures about these market risks is described below and in note 35 to our audited consolidated financial statements included in our 2023 Form 20-F.

We conducted a sensitivity analysis for market risks we considered relevant as of March 31, 2024. For this analysis, we adopted the following three scenarios:

•	Scenario I, which contemplates an increase in fixed interest rate yields, exchange coupon rates and inflation of 1 basis point, and an increase in the prices of shares and currencies of 1 percentage point.

•	Scenario II, which contemplates 25% increases and decreases in fixed interest rate yields, exchange coupon rates and inflation, assuming the largest possible losses per scenario.

•	Scenario III, which contemplates 50% increases and decreases in pre-fixed interest rate yields, exchange coupon rates, inflation and interest rates, assuming the largest possible losses per scenario.

The below table sets forth the impact of each scenario on each market risk. It does not account for the risk protocols of our risk and treasury areas, which trigger risk mitigation measures as soon as losses are detected, minimizing the risk of significant losses:

		As of March 31, 2024
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	(1,269)	(145,236)	(277,958)
Exchange coupons	Foreign currencies coupon rate	(146)	(20,990)	(42,454)
Foreign currencies	Exchange rates	(7,954)	89,133	442,952
Price indexes	Inflation coupon rates	(12)	(990)	(1,769)
Shares	Shares prices	(2,020)	(91,649)	(277,622)
Seed money (i)	Seed money	(2,872)	(71,807)	(143,614)
		(14,273)	(241,539)	(300,465)

		As of December 31, 2023
Trading Portfolio	Exposures	Scenarios
Risk Factors:	Risk of Variation in:	I	II	III
		(R$ millions)
Pre-fixed	Pre-fixed interest rate in reais	(258)	21,269	22,753
Exchange coupons	Foreign currencies coupon rate	(367)	(18,174)	(36,588)
Foreign currencies	Exchange rates	331	343,440	907,349
Price indexes	Inflation coupon rates	(103)	(12,998)	(24,579)
Shares	Shares prices	(3,472)	(251,572)	(289,613)
Seed money (i)	Seed money	(2,822)	(70,566)	(141,133)
		(6,691)	11,399	438,189

(i)	Related to seed money strategy, which includes several risk factors that are disclosed in aggregate.

Currency Risk

We are subject to foreign currency risk as we hold interests in XP Holding International LLC, one of our international financial holding companies in the United States, XP Advisors Inc., our finance services consulting company in the United States, and XP Holding UK Ltd, one of our international financial holding companies in the United Kingdom, whose equity as of March 31, 2024 was US$88.3 million, US$9.6 million and GBP13.8 million, respectively.

The foreign currency exposure risk of XP Holding International and XP Advisors Inc. is hedged with the objective of minimizing the volatility of our functional currency (the real) against the U.S. dollar arising from foreign investments offshore. The foreign currency exposure risk of XP Holding UK Ltd has not been hedged.

As of March 31, 2024, we had no indebtedness denominated in U.S. dollars.

Interest Rate Risk

Interest rate risk arises from the possibility that we incur in gains or losses arising from fluctuations in interest rates on our financial assets and liabilities. The following are the risk rates that we are exposed to: (1) SELIC rate; (2) IGP-M, the Brazilian general market price index (Índice Geral de Preços do Mercado); (3) IPCA, the Brazilian national consumer price index (Índice Nacional de Preços ao Consumidor Amplo); (4) PRE, the Brazilian required reference equity index (Patrimônio de Referência Exigido); and (5) foreign exchange coupon.

We have floating interest rate indebtedness, so we are exposed to interest rate risk as a result of changes in the level of interest rates, and any increase in interest rates could negatively affect our results of operations and would increase the costs associated with financing our operations. As of March 31, 2024, and December 31, 2023, substantially all of our total indebtedness consisted of floating rate debt and was principally indexed to the CDI. Furthermore, our exposure to interest rate risk also applies to our cash and cash equivalents deposited in interest-bearing accounts which are indexed to the CDI, which can affect our results of operations and cash flows.

Price Risk

Price risk is the risk arising from price changes in investment fund portfolios and shares listed on the stock exchange held in our portfolio, which may affect profit or loss. Price risk is mitigated by our management through the diversification of our portfolio and/or through the use of derivatives contracts, such as options or futures. We believe we adopt conservative price risk limits in our risk budget.

Liquidity Risk

Liquidity risk relates to maintaining sufficient cash and securities through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. We have a liquidity risk management policy, which aims to ensure a minimum level of liquidity considered adequate by our management. This policy establishes actions to be taken in the event of liquidity contingencies, which are designed to reframe cash within required minimum liquidity limits. Our risk department is responsible for the structure and management of risks, and is under the supervision of the board of directors, for the avoidance of any conflicts of interest with departments requiring liquidity.

Liquidity risk control is based on forecasts of cash and assets with credit risk. The cash forecast relies on the free funds deposited by customers, while fund allocations can be classified according to their settlement or zero settlement periods. The stressed scenario models for delays in private credit assets and the extent to which possible stress would affect our liquidity conditions.

Credit Risk

Credit risk is the risk of suffering financial losses related to noncompliance by any of our clients and market counterparties with financial obligations, agreement devaluations as a result of the deterioration in the risk rating of borrowers, reduced gains or remuneration, and concessions granted in the renegotiation of financial arrangements and recovery costs, among others.

Credit risk includes, among other risks: (1) non-compliance by counterparties with obligations related to the settlement of transactions in financial assets, including derivative financial instruments; (2) losses related to non-compliance with financial obligations by borrowers located abroad, as a result of the actions taken by the government of the country in which they reside; (3) cash disbursements to honor warranties, co-obligations, credit commitments or other transactions of a similar nature; and (4) losses associated with non-compliance by intermediaries or borrowers with financial obligations pursuant to financing agreements.

In our credit operations, we use client investments as collateral to reduce potential losses and mitigate credit risk exposure by managing collateral so that they are always sufficient, legally enforceable (effective) and viable. We also monitor the value of the collateral. The credit risk management provides recommendations to set risk appetite strategies, to set limits, including exposure analysis and trends as well as the effectiveness of the credit policy. We believe our credit operations have high credit quality and we often use risk mitigation measures, primarily through client investments as collateral.

Our risk department is responsible for managing credit risk, ensuring compliance with our credit risk policy and established operating limits. Our credit policy is based on our internal scenario, including portfolio composition by security, issuer, rating, economic activity and duration of the portfolio, and on the external economic scenario, including interest rates and inflation, among others. The credit analysis department is also actively involved in this process and is responsible for assessing the credit risk of issues and issuers with which we maintain or intend to maintain credit relations. It also recommends limiting the credit risk positions of customers.

We use both National Scale ratings from internationally recognized Credit Rating Risk Agencies and our internal rating scales to subdivide portfolios into High, Medium and Low Risk. Management undertakes credit quality analysis of all assets, including those that are not past due or reduced to recoverable value. For credit operations, we often use the relevant client’s investments under custody with us as collateral to reduce potential losses and protect against credit risk exposure, and we manage and monitor this collateral to ensure it remains sufficient, legally enforceable (effective) and viable. Our credit risk management operations allow us to formulate risk appetite strategies and establish limits, including exposure analysis and trends as well as the effectiveness of our credit policy. As of March 31, 2024, such assets were substantially represented by credit operations and securities purchased under agreements to resell the counterparties, which include Brazilian banks with low credit risk, securities issued by the Brazilian government, as well as derivative financial instruments transactions, which are mostly traded on the B3.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three main types of risk: foreign exchange variation, interest rates and share prices. The aim of market risk management is to control exposure to market risks, within acceptable parameters, while optimizing returns. Market risk management for operations is carried out through policies, control procedures and prior identification of risks in new products and activities, with the purpose of maintaining market risk exposure at levels considered acceptable by us and to meet the business strategy and limits defined by the risk committee of XP Brazil.

The main tool used to measure and control our exposure risk to the market, mainly in relation to the trading assets portfolio, is the Maps Luna program, which calculates the capital allocation based on the exposure risk factors in the regulations issued by the Central Bank for financial institutions, which we apply to verify the risk exposure of our assets. In order to comply with the provisions of the Central Bank, our financial institutions monitor our exposure and calculate it on a daily basis, in accordance with CMN Resolution No. 4,557, and submit it daily to the Central Bank. With the formalized rules, the risk department of XP Brazil has the objective of controlling, monitoring and ensuring compliance with the pre-established limits, and may decline, in whole or in part, to receive and/or execute the requested transactions, upon immediate communication to customers, in addition to intervening in cases of non-compliance and reporting all unusual events to the committee.

In addition to aforementioned controls, we adopt guidelines to control the risk of the assets that mark treasury operations so that the portfolios of the participating companies are composed of assets that have low volatility and, consequently, less exposure to risk. In the event of non-compliance with the operational limits, the treasury manager can take the necessary measures to remedy this as quickly as possible.

Operating Risk

Operating risk is the risk of direct or indirect losses resulting from a variety of internal factors associated with our processes, personnel, technology and infrastructure, and with external factors, except for credit, market and liquidity risks, such as those deriving from legal and regulatory requirements and from generally accepted standards of business behavior. Operating risks arise from all of our operations. Our objective is to manage operating risk to avoid financial losses and damage to our reputation, and also to seek cost efficiency, avoiding control procedures that restrict initiatives and creativity.

The main responsibility for development and implementation of controls to deal with operating risks is attributed to key management within each business unit, and is supported by the development of our general standards for management of operating risks in the following areas: (1) requirements of segregation of functions, including independent authorization for transactions; (2) requirements of reconciliation and monitoring of transactions; (3) compliance with legal and regulatory requirements; (4) documentation of controls and procedures; (5) requirements of periodic assessment of the operating risks faced and the adequacy of the controls and procedures for dealing with the identified risks; (6) development of contingency plans; (7) professional training and development; and (8) ethical and business standards.

Our financial institutions, in compliance with the provisions of CMN Resolution No. 4,557, have a process that encompasses institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of external events, in addition to formalizing the single structure required by the Central Bank.